UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51764

CUSIP NUMBER: N/A

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	From 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:    September 30, 2024

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained here.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Red Trail Energy, LLC
Full Name of Registrant

None
Former Name of Registrant

3682 Highway 8 South, PO Box 11
Address of Principal Executive Office (Street and Number)

Richardton, ND 58652
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is unable to timely file its annual report on Form 10-K for the period ended September 30, 2024 (the “Form 10-K”) without unreasonable effort and expense as the Company’s auditor was completing its final reviews of supporting documentation provided by the Company in order to complete its annual review. The Company expects that the Form 10-K will be completed in a timely fashion to ensure timely filing prior to the reporting deadline provided by such extension.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Joseph Leo	(515) 242-2462
(Name)	(Area Code)(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-K will reflect the following significant change in results of operations which are unrelated to the ethanol sales revenue reconciliation review referenced above.

•Total revenues decreased by approximately 24.9%, or approximately $49.8 million for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.
•Total cost of goods sold decreased by approximately 22.6%, or approximately $41.9 million for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.
•Net income decreased to a loss approximately $1.16 million at September 30, 2024, compared to positive net income of approximately $5.6 million at September 30, 2023.

RED TRAIL ENERGY, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 31, 2024	By:	/s/ Jodi Johnson
		Name:	Jodi Johnson
		Title:	President and Chief Executive Officer